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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

Amendment No. 8 (Final Amendment)
To

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

VARSITY BRANDS, INC.
(Name of the Issuer)

VARSITY BRANDS, INC.
VBR HOLDING CORPORATION
VB MERGER CORPORATION
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
JEFFREY G. WEBB
JOHN M. NICHOLS
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

765670-10-4
(CUSIP Number of Class of Securities)

JOHN M. NICHOLS C/O VARSITY BRANDS, INC. 6745 LENOX CENTER COURT, SUITE 300 MEMPHIS, TENNESSEE 38115 TELEPHONE (901) 387-4300	JONATHAN A. SEIFFER C/O VBR HOLDING CORPORATION 11111 SANTA MONICA BOULEVARD, SUITE 2000 LOS ANGELES, CALIFORNIA 90025 TELEPHONE (310) 954-0444

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

With Copies to:

CLIFFORD A. BRANDEIS, ESQ. ZUKERMAN GORE & BRANDEIS, LLP 900 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 223-6700	HOWARD A. SOBEL, ESQ. LATHAM & WATKINS LLP 885 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 906-1200

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$75,826,013.79	$15,165.20
*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 10,977,997 shares of common stock, par value $0.01 per share, of Varsity Brands, Inc., a Delaware corporation, at a price of $6.57 per share and (ii) the cash-out or exchange of 1,666,925 shares of Varsity's stock covered by options to purchase Varsity's common stock, at an aggregate cost of $3,700,573.50.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,165.20	Filing Party: Varsity Brands, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 28, 2003

INTRODUCTION

        This Amendment No. 8 (the "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on May 28, 2003, is being filed with the Securities and Exchange Commission in connection with the merger (the "Merger") of VB Merger Corporation, a Delaware corporation ("VB Merger Corp") and wholly owned subsidiary of VBR Holding Corporation ("VBR Holding Corp"), with and into Varsity Brands, Inc., a Delaware corporation ("Varsity") pursuant to an Agreement and Plan of Merger, dated as of April 21, 2003 as amended as of August 28, 2003 (the "Merger Agreement"), by and among Varsity, VB Merger Corp and VBR Holding Corp.

        As a result of the Merger, (i) Varsity has become a wholly owned subsidiary of VBR Holding Corp, (ii) each issued and outstanding share of Varsity common stock (other than shares held by any holder who properly demands appraisal rights under Delaware law) has been converted into the right to receive $6.57 in cash, and (iii) VB Merger Corp has ceased to exist.

        The purpose of this final amendment to the Schedule 13E-3 is to (i) report that on September 24, 2003 the transactions contemplated by the Agreement and Plan of Merger, dated as of April 21, 2003, as amended as of August 28, 2003 (the "Merger Agreement"), by and among Varsity, VBR Holding Corp and VB Merger Corp, were consummated, and (ii) to file as exhibits to the Schedule 13E-3 the definitive financing agreements entered into by Varsity in connection with the merger and going-private transaction.

        The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of Varsity, dated August 12, 2003 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on August 12, 2003 and the Proxy Supplement dated September 3, 2003, which was filed with the Securities and Exchange Commission on September 3, 2003.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        Attached hereto as Exhibit (B)(3) and incorporated herein by reference is a copy of the Credit Agreement, dated September 24, 2003, by and among VB Merger Corp, the Lenders from time to time parties thereto, Merrill Lynch Capital, as Syndication Agent, and Wells Fargo Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender.

        Attached hereto as Exhibit (B)(4) and incorporated herein by reference is a copy of the Securities Purchase Agreement, dated September 24, 2003, by and among VB Merger Corp, VBR Holding Corp and the purchasers named in the Purchaser Schedule attached thereto.

ITEM 16. EXHIBITS

        * (A) (3) (1) Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.

        * (A) (3) (2) Supplemental Proxy Materials filed with the Securities Exchange Commission on September 3, 2003.

        *(A)  (5) (1) Varsity's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

        *(A)  (5) (2) Complaint filed on August 13, 2003 in the Delaware Court of Chancery in the action Sharon Kolton v. Varsity Brands, Inc., Robert E. Nederlander, Jeffrey G. Webb, Leonard Toboroff, Don R. Kornstein, John McConnaughy, Jr., Glenn E. Schembechler, Arthur N. Seessel, III, and Leonard Green & Partners, L.P.

        *(A)  (5) (3) Memorandum of Understanding, dated as of August 28, 2003 by and among Milberg Weiss Bershad Hynes & Lerach LLP, counsel for plaintiff Leon Galinsky; Glassman, Edwards, Wade &

Wyatt, P.C., counsel for plaintiff Leon Galinsky; Prickett, Jones & Elliott, counsel for Plaintiff Sharon Kolton; Wyatt, Tarrant & Combs, LLP, counsel for Varsity Brands, Inc. and Varsity's directors; Richards, Layton & Finger, P.A., counsel for Varsity Brands, Inc. and Varsity's directors; and Morris Nichols Arsht & Tunnell, counsel for Leonard Green & Partners, L.P.

        * (B) (1) Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.

        * (B) (2) Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.

          (B)    (3) Credit Agreement, dated September 24, 2003, by and among VB Merger Corporation, the Lenders from time to time parties thereto, Merrill Lynch Capital, as Syndication Agent, and Wells Fargo Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender.

          (B)    (4) Securities Purchase Agreement, dated September 24, 2003, by and among VB Merger Corporation, Varsity and the purchasers named in the Purchaser Schedule attached thereto.

        * (C) (1) Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.

        * (C) (2) Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.

        * (C) (3) Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.

        * (D) (1) Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

        * (D) (2) Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.

        * (D) (3) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.

        * (D) (4) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.

        * (D) (5) Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.

        * (D) (6) Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.

        * (D) (7) Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.

        * (D) (8) Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.

        * (D) (9) First Amendment to the Merger Agreement, dated as of August 28, 2003 by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex B to the Proxy Supplement.

        * (F) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.

          (G)    None.

*
Previously Filed

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2003

VARSITY BRANDS, INC.
By:	/s/ JOHN M. NICHOLS
	Name:	John M. Nichols
	Title:	Senior Vice President and Chief Financial Officer
/s/ JEFFREY G. WEBB Jeffrey G. Webb
/s/ JOHN M. NICHOLS John M. Nichols
VBR HOLDING CORPORATION
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Vice President
GREEN EQUITY INVESTORS IV, L.P.
By:	GEI CAPITAL IV, LLC its general partner
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member
GEI CAPITAL IV, LLC
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
*(A)(3)(1)	Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.
*(A)(3)(2)	Supplemental Proxy Materials filed with the Securities Exchange Commission on September 3, 2003.
*(A)(5)(1)	Varsity's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
*(A)(5)(2)
Complaint filed on August 13, 2003 in the Delaware Court of Chancery in the action Sharon Kolton v. Varsity Brands, Inc., Robert E. Nederlander, Jeffrey G. Webb, Leonard Toboroff, Don R. Kornstein, John McConnaughy, Jr., Glenn E. Schembechler, Arthur N. Seessel, III, and Leonard Green & Partners, L.P.
*(A)(5)(3)
Memorandum of Understanding, dated as of August 28, 2003 by and among Milberg Weiss Bershad Hynes & Lerach LLP, counsel for plaintiff Leon Galinsky; Glassman, Edwards, Wade & Wyatt, P.C., counsel for plaintiff Leon Galinsky; Prickett, Jones & Elliott, counsel for Plaintiff Sharon Kolton; Wyatt, Tarrant & Combs, LLP, counsel for Varsity Brands, Inc. and Varsity's directors; Richards, Layton & Finger, P.A., counsel for Varsity Brands, Inc. and Varsity's directors; and Morris Nichols Arsht & Tunnell, counsel for Leonard Green & Partners, L.P.
*(B)(1)	Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.
*(B)(2)	Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.
(B)(3)
Credit Agreement, dated September 24, 2003, by and among VB Merger Corporation, the Lenders from time to time parties thereto, Merrill Lynch Capital, as Syndication Agent, and Wells Fargo Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender.
(B)(4)	Securities Purchase Agreement, dated September 24, 2003, by and among VB Merger Corporation, Varsity and the purchasers named in the Purchaser Schedule attached thereto.
*(C)(1)	Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.
*(C)(2)	Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.
*(C)(3)
Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.
*(D)(1)
Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.
*(D)(2)
Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.
*(D)(3)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.

*(D)(4)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.
*(D)(5)	Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.
*(D)(6)	Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.
*(D)(7)	Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.
*(D)(8)	Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.
*(D)(9)
First Amendment to the Merger Agreement, dated as of August 28, 2003 by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex B to the Proxy Supplement.
*(F)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.
(G)	None.

*
Previously Filed

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INTRODUCTION
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
  ITEM 16. EXHIBITS
SIGNATURE
EXHIBIT INDEX